UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): January 29, 2024

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.

(Exact name of issuer as specified in its charter)

California	82-1240282
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1428 Franklin St, Oakland CA	94612
(Full mailing address of principal executive offices)	(ZIP Code)

(650) 743-6974

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Investor Owner Shares

Item 3. Material Modifications to Rights of Securityholders

Amendment to Bylaws

On January 29, 2024, East Bay Permanent Real Estate Cooperative, Inc (the “Cooperative”) received final approval from its Vision Protectors of certain amendments to its bylaws. Members of the Cooperative voted to approve the Bylaws in late 2023, however the changes did not come in effect until the amendments were approved by the our Vision Protectors (detail on Slide 38 of the Byalws. A complete set of the updated bylaws are attached to this filing as Exhibit 2(b), and a summary of the material changes are as follows:

1.	Resident Ownership - Several changes were made to our bylaws to update our resident owner model as it has evolved during implementation from a vision to reality, including legal agreement structure, resident accounts, inheritance, removing purchase price, allowing for multiple resident owners in a unit, and more. These changes include:

o	Resident Share Agreement - EB PREC’s bylaws previously referred to a “Resident Share Agreement.” In practice, these are now two documents known as a “Resident Owner Agreement” and a “lease.” As amended, we replaced the term “Resident Share Agreement” with these other terms where relevant. (Slides 12, 14, 42, 44, 46, 49, 52.)

o	Resident Share & Resident Owner Account - EB PREC’s bylaws previously referred to a “Resident Share.” In practice, there is no longer a Resident Share nor a purchase price for that share. Rather, funds get put into a “Resident Owner Account”. As amended, the bylaws remove mention of a Resident Share, and use the term Resident Owner Account where relevant. (Slides 42, 49, 52.)

o	Nature of Resident Owner Account - The EB PREC bylaws previously stated that a Resident Owner account only includes surplus and, as relevant, allocated loss. In fact, a Resident Owner account now includes Allocated Surplus and Loss as well as Allocated Asset Payment Obligations. The bylaws were amended to reflect this update to the financial model. (Slides 42, 46, 49.)

o	Inheritance – The bylaws were amended to allow for option of inheritance of leases and Resident Owner Accounts in certain situations. (Slides 49, 51.)

o	Personal Property Designation - The EB PREC bylaws previously included sections like the beneficiary section and the escheat section that spoke to the treatment of personal property proprietary interests in EB PREC. The amendments clarified that a Resident Owner’s interest in a Resident Owner Account is a personal property interest and that their interest in a lease is a leasehold interest in real property. (Slide 51.)

o	Resident Owners with Governance but not Financial Rights - Amendments have been drafted to clarify (a) that there can be Resident Owners with no monthly payment obligation under a lease and (b) that there can be Resident Owners who make monthly payments but waive financial benefits. A Resident Owner who has no payment obligation will get a Resident Owner Agreement to sign but since they make no monthly financial payments, only the governance rights will apply to them. (Slides 12, 42, 46.)

o	Purchase Price - EB PREC’s Resident Owner model no longer requires a purchase price for a Resident Share. The amendments to the Bylaws removed content related to a “Purchase Price” and “Resident Share”. Also, the clause stating that monthly resident payments will be reduced upon payment of the Purchase Price was amended to say that there will be a system for determining whether and how to reduce monthly resident payments upon EB PREC having no further asset payment obligations with respect to a property (e.g. where possible given interaction with rent control law and asset management projections). (Slides 42, 52.)

o	Limited Equity & Inflation - Since there is no Resident Share, there is nothing for 5% appreciation to apply to. Therefore, references to 5% appreciation were removed. Resident Owner Accounts no longer increase with inflation. Amendments also allow for the possibility of building dividends and creates a cap for that. (Slide 42)

2.       Definition of “EB PREC properties” - EB PREC’s bylaws previously stated that EB PREC may offer resident ownership to those who live at EB PREC properties. Amendments clarified the intended scope of the phrase “EB PREC properties” to include “subsidiaries”, as well as “certain affiliate properties” where relevant. For example, EB PREC owns Esther’s Orbit Room through the wholly owned subsidiary Orbit Properties, LLC. The amendments further clarified that residents with leases with subsidiaries may be Resident Owners. (Slide 12, 55, 56.)

3.       Definition of “Transfer” – No Member may transfer their ownership interest. However, since Resident Owner Accounts may be held jointly, for example, as tenants in common, amendments to the Bylaws added allowance for exceptions for cases of death, upon marriage or divorce, and upon request to add someone to an existing Resident Owner Agreement. (Slide 9).

4.       Change to Staff owner threshold – The Bylaws were amended to allow the staff collective to adopt a longer time frame and more hours required for Staff Ownership, as well as a higher threshold for Staff Owner approval. Changes also allowed for non-Staff Owner employees. The reasons are multiple: 1) we’ve grown from a 5-person staff collective working 10 hour weeks, to a 10-person collective of full-time employees and we want Staff Owners to be people that work at least 20 hours per week, 2) we’ve realized when working together that it takes longer for incoming staff to take on full Staff Owner responsibilities, and 3) we’ve realized that our staff collective will have a wide range of responsibility levels and we’ll need Staff Owners to take on a higher level of responsibility for the success of the cooperative, but we don’t need all members of the staff collective to hold that level of responsibility, and not all workers may wish to have that responsibility. (Slide 13.)

This is a summary of the amendments to the bylaws and is qualified in its entirety by reference to the full text of the bylaws, as amended, which is attached hereto as Exhibit 2.b.

Exhibits

2(b)**	Bylaws of East Bay Permanent Real Estate Cooperative, Inc., most recently updated January 29, 2024

** Filed herewith

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated August 26, 2022, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.

By:	/s/ Ojan Mobedshahi
Ojan Mobedshahi
Principal Financial and Accounting Officer

Date: February 2, 2024